

Mail Stop 7010

January 30, 2008

via U.S. mail and facsimile

Donald E. Washkewicz, Chief Executive Officer
Parker Hannifin Corporation
6035 Parkland Blvd.
Cleveland, Ohio   44124-4141

> **RE: Parker Hannifin Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed August 29, 2007**
> **File No. 1-04982**

Dear Mr. Washkewicz:

    We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

Business, page 1

1. In future filings please provide a brief summary of any material acquisitions or dispositions in accordance with Item 101(a)(1) of Regulation S-K. We note your discussion of acquisitions in the notes to financial statements.

Competition, page 4

2. In future filings please identify the company's main competitors.

Energy Matters and Sources and Availability of Raw Materials, page 6

3. In future filings please identify any long-term supply contracts the company has
    with third parties and any other arrangements the company may have in place to
    protect against price increases of raw materials and file them as exhibits to the
    extent required by Item 601(b)(10) of Regulation S-K.

Acquisitions and Divestitures, page 7

4. While you state that the company completed 11 acquisitions during the fiscal year
    2007, in your discussion you only include the Rectus AG acquisition. In future
    filings, expand your disclosure by incorporating a brief discussion of the other
    material acquisitions, and by identifying the target companies as foreign or
    domestic.

Risk Factors, page 7

The Company's future growth is partly dependent on the development . . ., page 8

5. We note that you do business in countries such as China, Thailand and Mexico.
    In future filings include a discussion on the risks associated with conducting
    business in such countries as it relates to the protection of your intellectual
    property.

The Company does business with the U.S. government . . ., page 10

6. In future filings, please include in your business section the information required
    by Item 101(c)(1)(ix) of Regulation S-K.

Properties, page 15

7. In accordance with Item 102 of Regulation S-K, in future filings please describe
    the character of your principal plants and materially important physical properties.

Legal Proceedings, page 22

8. With respect to the class action lawsuits, in future filings please identify the date
    the lawsuits were filed and the specific relief sought. See Item 103 of Regulation
    S-K.

Market for Registrant's Common Equity, Related Stockholders Matters . . ., page 22

9. In future filings please include a stock performance graph as required by Item
    201(e) of Regulation S-K.

10. We note your discussion about share repurchases in Note 11 of the Notes to the
    Consolidated Financial Statements, page 13-35 of Exhibit 13. You state that the
    company and Morgan Stanley have entered into an agreement which provides,
    among other things, that the Company will purchase an initial number of common
    shares in exchange for $500 million and Morgan Stanley will purchase an
    equivalent number of the company's common shares in the open market over a
    period of up to four months. From your disclosure it is not clear whether the
    agreement was entered into before or after your fiscal year end. Please tell us
    why this agreement was not filed as an exhibit to the annual report.

Management's Discussion and Analysis . . ., page 23

11. In future filings, please include a discussion of the impact of inflation pursuant to
    Item 303(a)(3)(iv) of Regulation S-K.

Executive Compensation, page 25

Elements of Executive Compensation, page 13 of 2007 Proxy Statement
Change in Control Agreements, page 24

12. Please briefly discuss the material portions of the severance agreements.

Compensation Tables, page 29
Summary Compensation Table for Fiscal Year 2007, page 29

13. Item 402(c)(2)(ix)(G) of Regulation S-K requires that the dollar value of any
    dividends or other earnings paid on stock or option awards be included in the
    category of "All Other Compensation." In future filings either clarify Footnotes 2

and 3 if the value of such dividends is accounted for in columns (e) and (f) of the Summary Compensation Table or otherwise incorporate such value in the "All Other Compensation" column.

Potential Payments Upon Termination or Change of Control at June 30, 2007, page 39

Payments upon a Change in Control, page 41

14. In future filings clarify that even if a named executive officer is not terminated pursuant to the terms of the Change in Control Agreement, a change in control would still have resulted in the effects under the executive compensation plans as discussed on page 42.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 with any other questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief